Exhibit 99.2 Dear Shareholders, We finished 2023 with excellent results. As a result of our focus on disciplined execution, we delivered an improvement of 30 percentage points year-over-year (YoY) in non-GAAP operating margin, which resulted in record non-GAAP operating profit for the second consecutive quarter. This in turn led to us accomplishing our goal to generate positive free cash flow in the fourth quarter. Total revenue for fiscal year 2023 was $218.0 million, an increase of 13% compared to $193.2 million the prior year. This record top-line achievement reflects the value of the digital data and actionable insights for which our customers rely on us in order to make critical decisions to win their markets. Many of our customers have shared with us that during this year of intense scrutiny of expenses, our digital data consistently yielded positive returns on investment and contributed to their success. Our Business Performance Revenue reached $56.8 million in Q4-23, which exceeded the high end of our estimate range, and grew 11% compared to the fourth quarter of 2022. 1 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 Our revenue grew ahead of our expectations in Q4-23, as a number of longer trending sales discussions converted to closed/won. During the quarter we closed 10 strategic customer contracts in excess of $1 million in booking value each, which will have a positive impact on our revenue and performance metrics in future periods. We continue to see strong demand at the top-of-funnel from companies of all sizes, as well as growing recognition by larger strategic businesses of the criticality of our data for their business. Our ARR customer base increased to 4,712 accounts as of December 31, 2023, representing 16% growth year-over-year. The average annual revenue per account was approximately $50 thousand, slightly lower than the fourth quarter of 2022 (Q4-22). The sequential flattening trend in average revenue per customer from Q3-23 to Q4-23 reflects the launch of Similarweb 3.0 which enables new customers to begin realizing value from our solutions at lower entry-level pricing and packaging and expand over time based on their data consumption and increased usage. As our global customer base continued to expand overall in Q4-23, the number of customers who generate more than $100K in ARR grew from 337, as of December 31, 2022, to 365, as of December 31, 2023, representing an increase of 8% YoY. The ARR from this important customer segment has grown nearly 18% over Q4-2022 and represents 57% of our total ARR, as of December 31, 2023. 2 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 In Q4-23, we achieved an overall net revenue retention (NRR) rate of 98% and an NRR rate of 107% for our $100K+ annual recurring revenue customer segment. Though the NRR figures decreased sequentially from Q3-23 to Q4-23, our Q4 performance on both logo retention and upsells should affect NRR positively in future periods. Notably, our logo retention of our over $100,000 customers remains high at 96%. 3 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 Our Strategy At our core, we are a data and analytics company. Our unique data asset, which we call Similarweb Digital Data, consists of our proprietary estimations of the performance of companies, markets, products, consumer behavior and trends in the digital world. Our world-class team of over 200 data scientists, engineers, developers and analysts gathers billions of unrefined data points amounting to close to one percent of online transactions and interactions, and then transforms them into a comprehensive view of the internet across the web and mobile continuum. We deliver Similarweb Digital Data to our customers via Software-as-a-Service (SaaS) solutions, Data-as-a-Service (DaaS), or recurring Advisory Services. Our customers rely on our mission-critical offerings to power data-driven growth decisions that they make in their businesses, to create strategy, acquire customers, or increase monetization. Our overall strategy consists of three pillars: 1. Establishing, maintaining, and enhancing substantial advantages in digital data and technology innovation 2. Delivering considerable return on investment (ROI) for our customers through our digital intelligence solutions 3. Executing our go-to-market strategies, catalyzed by smart investments and operational discipline 4 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 Looking back at 2023, we had three notable accomplishments. ● The first is a significant expansion of our data coverage and quality with the launch of a series of data enhancements aimed at increasing our coverage in multiple areas. This includes increased coverage of our website data by more than 8x, search data by more than 3x, and stock data by 15x to 3,000 tickers. ● The second accomplishment was meaningful product innovation particularly with the launch of Similarweb 3.0, our next generation platform which evolved our pricing and packaging, and enhanced our ability to create compelling value for our customers; as well as enhancements to our data consumption tools with the release of our new Data Exporter, which enables customers to seamlessly extract data for apps, domains, and keywords from a single, powerful reporting UI and integrate into Snowflake, Tableau, Databricks, S3, and Google Data Studio. ● The third was becoming profitable - delivering positive free cash flow in the fourth quarter and generating non-GAAP operating profit in both the third and fourth quarters, which represented the results of our ongoing focus to optimize our operating efficiency. Beyond being one of our notable accomplishments for the year, the pricing and packaging changes we made as part of the Similarweb 3.0 launch make our data more accessible to businesses at every stage of their growth, and allow our customers to choose the modules that make the most sense for their business and enable them to achieve ROI with our offerings. Businesses of all sizes can achieve tangible ROI with us as pricing scales with usage and consumption, and aligns with value delivered. For small-to-medium enterprises, or SMEs, consisting of businesses of up to 500 employees, we experienced significant uptake of our entry level Starter and Professional monthly offerings in the back half of 2023, indicating strength in our funnel and performance-based product adoption. Typically, the bigger and best performing SMEs expand into Team packages when they can fully leverage the full breadth of our data and solutions effectively to generate returns through market share gains. As a leading indicator for us, the recent strength of our entry level offerings is encouraging. For larger enterprises (500+ employees), Similarweb 3.0 packaging enables multiple functions of large enterprises to take advantage of multiple solutions through our SaaS and DaaS offerings at pricing that scales with use. The new 3.0 features like the market 5 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 research add-on are intuitive and drive speed of data-to-insights-to-action, which leads to increased usage. More of our large enterprise clients are telling us that they are having positive ROI breakthroughs with our data as a result of the enhanced product features, scalable metered access and account management. For strategic accounts, which are the largest companies globally (Forbes Global 2000, Fortune Global 500), ROI springs from the multiple points of access to our data and varying service levels in working with our data and insights at scale. Examples range from engagements that leverage both our robust platform and productized solutions together with advisory services to full DaaS integrations for their data & analytics teams. We experienced significant growth with our largest strategic accounts in the fourth quarter, both in number and size of accounts, as a result of these companies seeing strong revenue performance correlations from using our data. We are encouraged by the tangible ROI that our customers are realizing from Similarweb and the impact it is making on their businesses. Recently, a large global yogurt brand shared with us that by leveraging our keyword data through Similarweb Digital Marketing Intelligence (DMI) solution, they were able to discover consumer search behaviors that led to marketing and product packaging changes and yielded a 46% improvement in click-through-rates and increased sales. In the telecom industry, which is a hyper-competitive space with a variety of offerings, optimizing customer acquisition and investing in customer lifetime value are critical. One of the largest telecom companies in the United States relies on Similarweb to map and analyze the various customer journeys - comparing theirs against those of their competitors - enabling them to find the most efficient point of optimization to grow their revenue and market share. In Q4-23, this customer signed for an expanded use of Similarweb Digital Research Intelligence (DRI) solution and DMI, as well as broader advisory services, and renewed their overall relationship for a multi-year, multi-million dollar contract. As a reflection of our product innovation and customer centricity, we were recently highlighted by G2 in their 2024 Best Software Awards across multiple categories. These awards included naming us as a Top 100 Best Software Products overall in 2024 out of more than 9,000 companies and Top 50 in three distinct categories. 6 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 Our Financial Results When examining our financial results, please note that references to expenses and operating results (other than revenue) are presented both on a GAAP and on a non-GAAP basis below, and that all non-GAAP results are reconciled to the most directly comparable GAAP results in the financial statements exhibits presented at the end of this letter. Our financial results in Q4-23 exceeded our top and bottom line projections. 7 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 Revisiting our top line results, in Q4-23 we delivered revenues of $56.8 million, reflecting 11% YoY growth driven primarily by an increase in the number of customers. For fiscal year 2023, total revenue was $218.0 million, an increase of 13% compared to $193.2 million for fiscal year 2022. The vast majority of our revenue is annual recurring revenue with minimum subscription terms of one year. We continue to increase the number of customers with multi-year subscription terms. As of the end of Q4-23, 42% of our ARR was generated from customers with multi-year subscription commitments, compared to 39% at the same time last year. We continue to believe this is a strong indicator of the long-term durability of our customer relationships and demand for our solutions. Our GAAP gross profit totaled $44.9 million and our non-GAAP gross profit totaled $46.2 million in Q4-23, compared to $38.9 million and $40.4 million in Q4-22, respectively. Non-GAAP gross margin expanded to 81% in Q4-23, versus 79% in Q4-22. For fiscal year 2023, our GAAP gross profit was $170.9 million compared to $140.0 million in fiscal year 2022, and our non-GAAP gross profit was $176.5 million in 2023 versus $146.9 million in 2022. Non-GAAP gross margin was 81% in fiscal year 2023, versus 76% in fiscal year 2022. GAAP operating expenses decreased to $46.0 million and our non-GAAP operating expenses decreased to $41.4 million in Q4-23, down from $53.5 million and $51.3 million in Q4-22, respectively, largely reflecting our focus on operating efficiency. Non-GAAP operating expenses represented 73% of revenue in Q4-23 as compared to 100% of revenue in Q4-22. For fiscal year 2023, GAAP operating expenses decreased to $199.7 million and our non-GAAP operating expenses decreased to $181.3 million, down from $227.8 million and $210.7 million in fiscal year 2022, respectively. Specific components of our fourth quarter 2023 operating expenses: Our GAAP research and development investment decreased to $13.7 million and our non-GAAP research and development investment decreased to $12.2 million in Q4-23, down from $14.0 million and $12.8 million in Q4-22, respectively. As a percentage of revenue, non-GAAP research & development expense was 22% in Q4-23, an improvement of 3 percentage points versus Q4-22. 8 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 GAAP sales and marketing expenses decreased to $21.8 million and non-GAAP sales and marketing expenses decreased to $20.4 million in Q4-23, down from $30.1 million and $28.6 million in Q4-22, respectively, driven primarily by our ongoing efforts to align our resources with our growth trajectory. As a percentage of revenue, non-GAAP sales & marketing expense was 36% in Q4-23, as compared to 56% in Q4-22, an improvement of 20 percentage points. An operating tenet in our model is that our sales and marketing costs are divided with approximately 50% to 55% attributable to new customer acquisition (land), and the remaining 45% to 50% attributable to retention, upselling and cross-selling (expand) of our existing customer base. When analyzing our investment in customer acquisition costs (CAC) for growth efficiency, we track an estimated payback period. This metric has historically averaged between 15 and 16 months on a gross profit basis over the trailing four quarters. Currently, the average payback is ranging between 19 and 20 months, primarily due to longer sales cycles. Payback from expansion and customer retention costs (CRC) is faster than payback on new customer CAC such that we are generating a 55%-60% contribution margin on our recurring customer base which contributes meaningfully to our growth efficiency. We will continue to invest in customer acquisition to support future growth, as well as in customer retention to drive NRR and to increase the lifetime value of our customers. GAAP general and administrative costs increased to $10.4 million from $9.4 million in Q4-22, and our non-GAAP general and administrative costs decreased to $8.8 million in Q4-23 from $9.9 million in Q4-22. As a percentage of revenue, non-GAAP general & administrative expense was 15% in Q4-23, an improvement of 4 percentage points compared to Q4-22. Looking at our bottom line, Q4-23 GAAP operating loss was ($1.1) million or (2%) of revenue, compared to ($14.6) million or (28%) of revenue for the fourth quarter of 2022. Q4-23 non-GAAP operating profit was $4.7 million or 8% of revenue, compared to operating loss of ($10.9) million or (21%) of revenue for the fourth quarter of 2022. This is our second consecutive profitable quarter on a non-GAAP basis. During Q4-23, we achieved excellent operating efficiencies across the business, which drove operating margin improvement of 29 percentage points year over year. 9 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 * non-GAAP We believe that a strong indication of future performance is our deferred revenue, which was $100.8 million at the end of Q4-23, compared to $94.2 million at the same time last year. Our Remaining Performance Obligations (RPO) totaled $195.2 million at the end of Q4-23, up from $171.0 million at the end of Q4-22. We expect to recognize approximately 80% of total Q4-23 RPO as revenue over the next 12 months. We ended the fourth quarter with $71.7 million in cash and cash equivalents. Net cash generated from operating activities was $3.7 million in Q4-23, compared to ($12.3) million in Q4-22. Normalized free cash flow was positive $3.5 million in Q4-23, compared to negative $13.8 million in Q4-22. Importantly, we reached our goal to achieve quarterly positive free cash flow by the end of this year, which we expect to sustain going forward into 2024 and beyond. Our Business Outlook We believe that trends that impacted our execution as we finished 2023 will continue for us entering 2024. In the first quarter of 2024 (Q1-24), we expect total revenue in the range of $58.5 million to $59.0 million, representing approximately 11% YoY growth at the midpoint. For the full year of 2024, we expect total revenue in the range of $242.0 million to $246.0 million million, representing approximately 12% growth YoY at the midpoint of the range. 10 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 Looking at our projected Non-GAAP operating profit for Q1-24, we expect it to be in the range of $1.0 million to $1.5 million. We expect Non-GAAP operating profit for the full year of 2024 between $6.0 million and $8.0 million. Throughout 2024, we expect to achieve non-GAAP operating profit each quarter. Further, we expect to be free cash flow positive on a normalized basis in each quarter of 2024 as well. We are focused on making progress towards becoming a “Rule of 40” company on an annual basis over time. Our Focus on Profitable Growth As we turn our attention now to 2024, we are focused on generating profitable growth. Our strategic objectives for the year to accomplish this are listed below. We anticipate that global macroeconomic conditions will continue to present some challenges for us and our customers over the coming year. Much of what we are focused on we believe lies within our control to capture positive trends and improve our execution in order to be successful. First, we seek to land more new strategic accounts and to retain and expand our current strategic accounts. As we have shared, the importance of combining generative AI with actionable data for these companies is driving their adoption of the best data providers that can help fuel their growth. We believe we are well positioned to provide the data that many companies need to succeed in the digital world that genAI can leverage. This is a trend we are seeing amongst very large companies that we believe will positively impact us going forward. Second, we are focused on increasing net retention across our customers. We believe that we have a significant opportunity to help many of our customers to better utilize our data and insights to be successful. We also know that when our customers succeed with us consistently, we see increased retention and expansion in our relationships. Third, we intend to continue to innovate in our product line. Similarweb 3.0 opened up much potential for us by increasing our adaptability, which we will take advantage of in 2024 to respond to valuable customer feedback and requests. An example of our progress already is that we recently made significant advances with our App Intelligence offering that leverages our mobile data, and we shared our first ever Apps 100 report, which explores the fastest-growing mobile apps in the U.S. Further, the opportunities for 11 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 us to take advantage of generative AI in our product and feature development still remain largely untapped, which we believe presents us with substantial upside revenue and growth potential. Lastly, we will continue to operate efficiently. We expect to continue to find ways to improve our operations’ cost effectiveness, which will create enhanced operating leverage. As revenue growth occurs we will carefully invest in sales and support infrastructure as needed to enable our success and the success of our customers. Our culture of disciplined execution will continue to create opportunities for us to perform well in the future. We look forward to keeping everyone updated on our progress towards these objectives this year. Thank you for your continued support as a shareholder. Sincerely, Or Offer Founder and Chief Executive Officer Jason Schwartz Chief Financial Officer 12 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 Consolidated Balance Sheets 13 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 Consolidated Statements of Comprehensive Income (Loss) 14 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 Share-based compensation costs included above: 15 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 Consolidated Statements of Cash Flows 16 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 17 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP gross profit to Non-GAAP gross profit 18 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP operating loss to Non-GAAP operating (loss) income 19 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP operating expenses to non-GAAP operating expenses 20 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 Reconciliation of net cash (used in) provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow Forward-Looking Statements This letter to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the first quarter and full year of 2024 described under "Business Outlook,” the expected performance of our business, future financial results, strategy, long-term growth and overall future prospects, our customers continued investment in digital transformation and reliance on digital intelligence and the size of, and our ability to capitalize on, our market opportunity. Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire 21 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to achieve or sustain profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, and challenges in our business and in the markets in which we operate, and the impact of Israel's war with Hamas and other terrorist organizations on geopolitical and macroeconomic conditions or on our company and business; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete. These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on March 23, 2023, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur. Forward-looking statements represent our beliefs and assumptions only as of the date of this letter, February 13, 2024. Except as required by law, we undertake no duty to update any forward-looking statements contained in this letter as a result of new information, future events, changes in expectations, or otherwise. Certain information contained in this letter relates to or is based on studies, publications, surveys, and other data obtained from third-party sources and the Company's own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this letter, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy, or completeness of any information obtained from third-party sources. In addition, all of the market data 22 Similarweb Q4 2023 Shareholder Letter

Exhibit 99.2 included in this letter involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. Non-GAAP Financial Measures This letter to shareholders contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, and non-GAAP general and administrative expenses represents the comparable GAAP financial figure, less share-based compensation, adjustments, and payments related to business combinations, amortization of intangible assets, and certain other non-recurring items, as applicable and indicated in the above tables. Other Metrics Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage. 23 Similarweb Q4 2023 Shareholder Letter